                                             [LOGO OMITTED]

January 29, 2007

Mr. William Choi, Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549.
Mail Stop 3561

Dear Mr. Choi:

Re:   ORMAT TECHNOLOGIES, INC. - FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER
      31, 2005 - FILE NO. 001-32347

      Ormat Technologies, Inc. (the "Company", the "Registrant" or "Ormat")
acknowledges receipt of the letter dated December 29, 2006 (the "Staff Letter")
from the Division of Corporation Finance of the United States Securities and
Exchange Commission (the "Staff"). Reference is also made to the conversation between Mr. Joseph Tenne, the Company's Chief Financial Officer, and Ms. Yong
Kim on January 9, 2007, during which it was agreed that the Company would respond to the Staff Letter by January 31, 2007. All references to "we" and
"our" hereinafter refer to the Company.

      In several of our responses below, we have accepted the Staff's comments and have agreed to change or supplement the disclosure in our filings. We are doing so in the spirit of cooperation with the Staff and not because we believe our prior filings contain any material misstatements or omissions. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures contained any material misstatements or omissions.

      We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Adopting the numbering in the Staff Letter, we respectfully respond as follows:

ORMAT TECHNOLOGIES, INC.
6225 Neil Road, Suite 300 o Reno, NV  89511-1136 o  Telephone: (775) 356-9029
o Facsimile: (775) 356-9039

Form 10-K for the Fiscal Year Ended December 31, 2005
-----------------------------------------------------

Management's Discussion and Analysis of Financial Conditions and Results of
Operations, page 62
---------------------------------------------------------------------------

Comparison of the Year Ended December 31, 2005 and the Year Ended December 31,
2004, page 77
------------------------------------------------------------------------------

1.    SEC Comment
      -----------

      We note that revenues attributable to your Products Segment for the year ended December 31, 2005 did not increase or decrease significantly from revenues in that segment for the year ended December 31, 2004. We also note your statement on page 63 that revenues attributable to your Products
      Segment are far less predictable and may vary significantly. In light of this statement, please revise future filings to describe the significant components of revenues attributable to your Products Segment in order to increase the reader's understanding of your results of operations in instances when insignificant year-to-year variances are simply coincidental. Refer to item 303 (a)(3)(i) of regulation S-K.

      Registrant's Response
      ---------------------

      We accept the Staff's request and future filings will be revised accordingly.

Consolidated Statements of Cash Flows, page 102
-----------------------------------------------

2.    SEC Comment
      -----------

      Please tell us your basis for presenting cash flows related to marketable securities and change in restricted cash, cash equivalents and marketable securities on a net basis in your presentation of cash flows from investing activities rather than separately presenting cash in-flows and out-flows.

      Registrant's Response
      ---------------------

      As discussed in Note 1 to the Company's consolidated financial statements included in the 2005 Annual Report on Form 10-K, marketable securities consist of debt securities (mainly auction rate securities and commercial papers). Restricted cash, cash equivalents and marketable securities consist of funds that will be used to satisfy obligations due under the terms of certain long-term debt agreements which terms require the Company to maintain certain debt service reserve, cash collateral and operating fund accounts. Such funds are invested primarily in money market accounts, auction rate securities and commercial papers with a minimum investment grade of "AA". At December 31, 2005, the Company's investments in marketable securities and restricted cash, cash equivalents and marketable securities were classified as available-for-sale securities.

      Paragraphs 11-13 of SFAS No. 95, Statement of Cash Flows, states that certain items may qualify for net reporting "because their turnover is quick, their amounts are large, and their maturities are short." Based on this guidance, the Company has presented cash flows related to marketable securities and restricted cash, cash equivalents and marketable securities on a net basis in cash flows from investing activities rather than separately presenting cash in-flows and out-flows.

      The following table demonstrates that turnover is quick and the amounts are large for these securities:

                                                                QUARTER ENDED
                                   ------------------------------------------------------------------------  BALANCE AT
                                    MARCH 31,      JUNE 30,    SEPTEMBER 30,   DECEMBER 31,   TOTAL CHANGE   DECEMBER 31,
                                       2005          2005          2005            2005       FOR THE YEAR      2005
                                   ---------------------------------------------------------------------------------------

                                                                       (IN MILLIONS)
       Marketable securities:
            Purchases                    $74.7        $131.9          $57.6           $71.4        $335.6
            Sales                       (134.8)       (103.2)         (60.9)          (82.3)       (381.2)
                                   ---------------------------------------------------------------------------------------
            Net                         ($60.1)         $28.7         ($3.3)         ($10.8)       ($45.6)          $43.6
                                   ---------------------------------------------------------------------------------------

       Restricted cash, cash equivalents and marketable securities:
            Purchases                    $27.8         $49.4          $40.7           $53.8        $171.7
            Sales                        (16.8)        (39.6)         (45.0)          (56.6)       (158.0)
                                   ---------------------------------------------------------------------------------------
            Net                          $11.0          $9.8         ($4.3)          ($2.7)         $13.7          $36.7
                                   ---------------------------------------------------------------------------------------

      The maturities of the securities are longer than 90 days; however, due to the fact that the interest rates are reset each period, generally every 7 to 35 days, their actual maturities are considered to be short. The short-term nature of these securities is further demonstrated by the volume of cash in-flows and cash out-flows as shown in the table above.

      For the reasons set forth above, the Company believes it is appropriate and consistent with the guidance in paragraphs 11-13 of SFAS No. 95,
      Statement of Cash Flows, to present cash flows related to marketable securities and restricted cash, cash equivalents and marketable securities on a net basis in cash flows from investing activities rather than separately presenting cash in-flows and out-flows.

Note 10 - Refinancing of the Puna Project, page 130
---------------------------------------------------

3.    SEC Comment
      -----------

      We note that you present the prepayment on the Head Lease as a cash flow from operating activities within your consolidated statement of cash flows for the year ended December 31, 2005. We further note that you filed an
      Item 4.02 Form 8-K on December 21, 2005 to disclose that you concluded in error that the receipt of this cash was a financing cash flow. Please tell us your basis for both your initial conclusion as at the time of your initial filing of the Forms 10-Q for the quarterly periods ended June 30,
      2005 and September 30, 2005 and the reason for your subsequent conclusion at December 21, 2005. Please include all the facts and circumstances that would be helpful to our understanding of your conclusions. In addition, please tell us your basis in GAAP for recognizing the Head Lease prepayment as revenue over the period of the lease.

      Registrant's Response
      ---------------------

      In May 2005, funds were received totaling $78.6 million from the lessee related to an operating lease transaction (Lease out, Lease in ("LOLI")
      transaction). This amount consisted of $71.0 million of prepaid rent and a contingent prepayment of $7.6 million which subsequently totaled approximately $12.0 million. The $7.6 million prepayment was not to be used by the Company until certain wells were drilled (subject to a new lease). According to the lease agreements, if the wells were not successful, or not drilled, or certain operating conditions were not met by December 2005, the amount was to be returned. Therefore, the $7.6 million amount received was recorded as an advance and was initially included in the cash flow statement in operating activities as a component of the change in accrued liabilities since there was no assurance at the end of the second quarter that such amount would not need to be returned to the lessee (completion of the wells contingency). The $71.0 million prepaid rent and related $3.3 million in initial direct lease costs were recorded as a deferred rent liability, to be amortized over the lease term, and were initially included in the statement of cash flows for the six months ended June 30, 2005 as a financing activity because of the relatively long length of the lease period (31 years).

      In November 2005, while preparing the statement of cash flows for the nine months ended September 30, 2005, the question of the proper treatment of the $7.6 million prepayment in the statement of cash flows was brought to the attention of the Company's Chief Financial Officer ("CFO") by the
      parties responsible for the preparation and review of the cash flow statement. As a result of the CFO's analysis, management reached the view that the prepayment should be included in cash flows from financing activities, and not in operating activities. Therefore, the Company's quarterly report on Form 10-Q for the quarterly period ended September 30,
      2005 (the "Third Quarter Form 10-Q") was filed with the prepayment recorded as a financing activity. Management, after consultation with legal counsel and the audit committee, initially concluded that it would be prudent for the Company to amend the quarterly report on Form 10-O for the quarterly period ended June 30, 2005 (the "Second Quarter Form 10-Q")
      to reflect the $7.6 million prepayment as a financing activity.

      Prior to amending the Second Quarter Form 10-Q, a process was undertaken by the Company to review all of the forgoing circumstances and applicable accounting literature. Paragraph 21 of SFAS No. 95 indicates that
      "Operating activities include all transactions and other events that are not defined as investing or financing activities in paragraphs 15-20.
      Operating activities generally involve producing and delivering goods and providing services. Cash flows from operating activities are generally the cash effect of transactions and other events that enter into the determination of net income." The Company, after reviewing all of the circumstances and based on the guidance in paragraph 21 of SFAS No. 95, reached the conclusion that both the $71.0 million prepaid rent and the
      $7.6 million prepayment received from the lessee should be included in the statements of cash flows in operating activities rather than in financing activities. Management, after consultation with legal counsel and the audit committee, concluded that it would be prudent for the Company to amend the Second Quarter Form 10-Q and the Third Quarter Form 10-Q to
      include the $71.0 million prepaid rent and related $3.3 million in initial direct costs, and the $7.6 million prepayment, in operating activities in the statements of cash flows. The amendments were filed on December 22,
      2005.

      As to the recognition of the Head Lease prepayment as revenue over the period of the lease, since it is an operating lease, and is not dependant on, or subject to any conditions, the Company concluded that the rent revenue should be recognized ratably over the lease period on a straight-line basis, in accordance with paragraph 19b of SFAS No. 13,
      Accounting for Leases.

Exhibit 31.1 and 31.2
---------------------

4.    SEC Comment
      -----------

      Please revise your future filings so that your certifications read exactly as set forth in item 601 (b)(31) of Regulation S-K. Specifically, your reference to the "annual report" in paragraphs two, three and four is incorrect. Please change this paragraph to refer only to the "report."

      Registrant's Response
      ---------------------

      We accept the Staff's request and future filings will be revised accordingly.

Form 10-Q for the Quarterly Period Ended September 30, 2006
-----------------------------------------------------------

Controls and Procedures, page 62
--------------------------------

5.    SEC Comment
      -----------

      We note that your officers concluded that your disclosure controls and procedures were effective to ensure that the information required to be disclosed by you in your quarterly report was recorded, processed, summarized and reported accurately and within the time periods specified within the SEC's rules and instructions for Form 10-Q. In future filings, please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See
      Exchange Act Rule 13a-15(e).

      Registrant's Response
      ---------------------

      We accept the Staff's request and future filings will be revised accordingly.

      We trust that the responses provided above address the issues raised in the Staff Letter. If you have any questions or require further clarification, please do not hesitate to contact the undersigned at Tel: 1-775-356-9029 or
1-775-303-3406.

Sincerely,

Joseph Tenne
Chief Financial Officer
Ormat Technologies, Inc.